

April 5, 2011

Mr. Juan R. Figuereo
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

> **Re:** **Newell Rubbermaid Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-09608**

Dear Mr. Figuereo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Operating Results, page 26

1.	We note your discussion of business segment operating results and we are unable to discern the key drivers and events that affected your segment results. For example, we note your disclosure regarding the change in sales in 2010 for your Home and Family segment consisted of increases in two GBU that were largely offset by decreases in two other GBUs in this segment. Your disclosure does not provide meaningful insight into the reasons the individual GBU sales increased or decreased, nor does it provide indicative value to investors. Please expand your discussion of business operating results for all segments to better explain the reasons for material changes in the underlying components of your segments and to also provide indicative value regarding the likelihood of an operating segment replicating past performance. In addition, please quantify the amount of the change that was contributed by each of the factors or events you identify, when you refer to more than one component as a contributor to a material change. Please refer to Item 303(a) of Regulation S-K and FRC Sections 501.04 and 501.12 for guidance.

Financial Statements

Note 19 – Industry Segment Information, page 82

2.   We note that your reportable segments contain a broad range of essentially different products. For example, your Home & Family reportable segment is comprised of four global business units that support one or more of your key brands worldwide and products underlying those global business units include infant and juvenile products; cookware and cutlery; hair care accessories; drapery and window treatments; and indoor/outdoor organization and food storage products. As such, and in accordance with ASC 280-10-50-40, please disclose the revenues from external customers for each product or each group of similar products underlying your business segments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Jeanne Baker at (202 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief